82-2142


03024563



BTRsec/RLS Admin/Letters/2003/0066

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUL 14 2003
WASH. D.C. 188 SECTION

7 July 2003

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Copy to: Mr. B. Mangino
Mr. M. Downing

dlw 7/16



"emailalert@hemscott.co.uk" <emailalert
07/07/2003 15:53

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:2531N
Invensys PLC
07 July 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a
non-beneficial interest or in the case of an individual holder if it is
a holding of that person's spouse or children under the age of 18

The registered holders of the shares in which Brandes Investment
Partners has an interest are approximately 555 custodian banks
unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

27 June 2003

11) Date company informed

7 July 2003

12) Total holding following this notification

452,999,108

13) Total percentage holding of issued class following this notification

12.94%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and

Communications 020 78213538

16) Name of company official responsible for making this notification

Jaime Tham, Senior Company Secretarial Assistant

Date of notification: 7 July 2003

END


invensys

BTRsec/RLS Admin/Letters/2003/0064

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUL 14 2003
WASH. D.C.
188
SECTION

7 July 2003

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning Major Interests in Shares.

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing



"emailalert@hemscott.co.uk" <emailalert
04/07/2003 18:06

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and Hemscott - http://www.hemscott.com

RNS Number:2155N
Invensys PLC
04 July 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Legal & General Group Plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notice is given by the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945
1,279,860

HSBC Global Custody Nominee (UK) Ltd A/C 886603
23,000,000

HSBC Global Custody Nominee (UK) Ltd A/C 775245
16,351,631

HSBC Global Custody Nominee (UK) Ltd A/C 130007
1,500,000

HSBC Global Custody Nominee (UK) Ltd A/C 770286
2,000,000

HSBC Global Custody Nominee (UK) Ltd A/C 357206
82,681,428

HSBC Global Custody Nominee (UK) Ltd A/C 866197
449,365

HSBC Global Custody Nominee (UK) Ltd A/C 904332
297,400

HSBC Global Custody Nominee (UK) Ltd A/C 916681

183,500

HSBC Global Custody Nominee (UK) Ltd A/C 361602
162,000

HSBC Global Custody Nominee (UK) Ltd A/C 282605
8,500,000

HSBC Global Custody Nominee (UK) Ltd A/C 360509
3,929,025

HSBC Global Custody Nominee (UK) Ltd A/C 766793
414,892

HSBC Global Custody Nominee (UK) Ltd A/C 916681
162,006

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

1 July 2003

11) Date company informed

4 July 2003

12) Total holding following this notification

140,911,107

13) Total percentage holding of issued class following this notification

4.03%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538

16) Name of company official responsible for making this notification

Emma Sullivan, Assistant Secretary

Date of notification: 4 July 2003

END

HOLSSWFWLSDSELW


invensys

BTRsec/RLS Admin/Letters/2003/0067

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUL 1 4 2003
WASH., D.C.
188
SECTION

8 July 2003

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed the following notifications released to the London Stock Exchange concerning the sale of Teccor for US$44 Million

Yours faithfully,

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. B. Mangino
Mr. M. Downing



"emailalert@hemscott.co.uk" <emailalert

08/07/2003 07:20

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Disposal

This Email News Alert service is brought to you by Invensys and Hemscott -
http://www.hemscott.com

RNS Number:2705N
Invensys PLC
08 July 2003

8 July 2003

Invensys sells Teccor for US$44 million

Invensys plc announces that it has today completed the sale of its Teccor
Electronics business to Littelfuse Inc for $44m cash with a future payment
of
$5m contingent upon sales of Teccor products reaching $107m in 2005. The
sale
proceeds will be used by Invensys to pay down debt.

Teccor produces semiconductors and other products for the telecom equipment
protection market. It is headquartered in Dallas, Texas with a second
assembly
operation in Matamoros, Mexico. For the twelve months ended 31 March 2003,
the
business generated revenues of US$75m. Net assets, including capitalised
goodwill, are approximately US$82m.

The sale of Teccor is consistent with Invensys' previously stated
objectives to
divest non-core assets as part of its overall plan to improve capital
strength
and increase strategic focus.

Littelfuse Inc is a global leader in providing circuit protection solutions
covering computers, telecoms and medical devices. It is also the leading
provider of circuit protection for the automotive industry and the third
largest
producer of power fuses in North America.

Rick Haythornthwaite, CEO of Invensys said: "This sale again demonstrates
our
ability to make rapid progress on our disposal programme. As a strategic
buyer,
Littelfuse provides Teccor and its customers with the surety of a strong
future."

Contact:

Invensys plc Duncan Bonfield	+44 (0) 20 7821 3529
Brunswick Ben Brewerton/Sophie Fitton	+44 (0) 20 7404 5959

About Invensys plc

Invensys is a global leader in production technology. The group helps customers
improve productivity, performance and profitability using innovative services
and technologies and a deep understanding of their industries and applications.

Invensys Production Management works closely with customers to increase
performance of production assets, maximise return on investment in production
and data management technologies and remove cost and cash from the supply chain.
The division includes APV, Avantis, Eurotherm, Foxboro, IMServ, SimSci-Esscor,
Triconex, M&I and Wonderware. These businesses address process and batch
industries -- including oil and gas, chemicals, power and utilities, food and
beverage, pharmaceuticals and personal health care products, metals and mining
-- plus the discrete and hybrid manufacturing sectors.

Invensys Rail Systems is a global leader in the design, manufacture, supply,
installation, commissioning and maintenance of safety-related rail signalling
and control systems as well as a complete range of rail signalling and
communications products. The business includes Westinghouse Rail Systems
Limited (WRSL), Dimetronic Signals, Safetran Systems, Burco Services,
Westinghouse Signals Australia and Foxboro Transportation. WRSL was recently
awarded a contract valued at more than £850m (US$1.3 billion) for the renewal of
signalling on the London Underground.

Invensys also currently serves other market sectors through its Development
Division. The businesses in this division are: Appliance Controls, APV Baker,
Baan, Climate Controls, Hansen Transmissions, Lambda, Metering Systems,
Powerware and Teccor. Invensys is actively seeking to develop these businesses
through equity partners or new owners.

Invensys operates in more than 60 countries, with its headquarters in London.
For more information, visit www.invensys.com.